Mail Stop 3561

June 30, 2006

Mr. Paul Bailey
Chief Executive Officer & Chief Financial Officer
Aqua Dyne, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE:** **Aqua Dyne, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **Form 10-QSB for Quarterly Period Ended March 31, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 7. Financial Statements, page 15

Report of Independent Registered Public Accounting Firm, page 17

1. Please have your auditors revise their audit report to make reference to the cumulative data included in your financial statements. Such auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.

Consolidated Balance Sheets, page 19

2. Please tell us and disclose the nature and terms of your common stock subscription agreements. Also tell us how you account for the subscriptions at the date you enter into the subscription agreements and at the date that you receive cash for and actually issue the fully paid shares. Ensure in your response you address the basis for both your balance sheet classification of the consideration received as well as the cash flows presentation related to these agreements.

Item 8. Controls and Procedures, page 28

3. Please revise to disclose your conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Your current disclosure regarding your conclusions as of December 31, 2004 is out of date. Please similarly revise your Item 3 disclosures in your Form 10-QSB for the quarterly period ended March 31, 2006. Your current disclosure in the Form 10-QSB which does not specify the date of your evaluation or conclusions is not sufficient.

4. Please revise your disclosures regarding the definition of disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosures do not achieve this objective.   Please similarly revise your disclosures under Item 3 of your Form 10-QSB for the quarterly period ended March 31, 2006.

5. Please revise your disclosure regarding changes to internal controls over financial reporting to identify *any changes*, not just significant changes, that occurred *during the most recent fiscal quarter* which have materially affected, or are reasonably likely to materially affect, your internal controls over financial

reporting. See Item 308(c) of Regulation S-B.   Please similarly revise your disclosures under Item 3 of your Form 10-QSB for the quarterly period ended March 31, 2006.

Exhibit 31

6. Please revise your certifications here and in your Form 10-QSB for the quarterly period ended March 31, 2006 to use the <u>exact</u> wording specified in Item 601(b)(31) of Regulation S-B. The only modification to the wording that would be acceptable is the modification contemplated in Question and Answer 10 of the Division of Corporation Finance's Sarbanes-Oxley Act of 2002 Frequently Asked Questions, issued November 8, 2002 and available on our website at www.sec.gov.

Form 10-QSB for Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Consolidated Statements of Cash Flows, page 6

7. Based on review of your consolidated statement of operations, we note that you recorded a gain on the disposition of fixed assets during the three months ended March 31, 2006. Please tell us where the proceeds from the disposition of these fixed assets are included in your statements of cash flows. If the cash flows are not included in investing cash flows, please revise your financial statements accordingly, as SFAS 95 requires that cash flows from the sale of fixed assets be classified as an investing activity.

8. Please clarify for us what the line item captioned "comprehensive gain (loss) on translation" represents. If, as we assume, this line item represents the effect of exchange rate changes on cash, please explain to us how the amount for each period is computed, as we are interested to understand why the amounts match the amount of foreign currency translation gains and losses recorded in other comprehensive income in each period presented.

Notes to Consolidated Financial Statements, page 7

9. As SFAS 123(R) is effective for your financial statement period beginning January 1, 2006, please revise to provide all of the disclosures required by that

standard, including the disclosures required in the period the statement is adopted. Refer to paragraphs 64, 84, A240 and A241 of SFAS 123(R).

10. Please revise to provide the interim period segment disclosures required by paragraph 33 of SFAS 131.

Item 3. Controls and Procedures, page 10

11. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please revise your rule references accordingly.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief